UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2011

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2011

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs Corporate Administration Division

Consolidated Summary Report <under Japanese GAAP> for the nine months ended December 31, 2010
February 3, 2011

Company name:	Mitsubishi UFJ Financial Group, Inc.	Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Code number:	8306	URL	http://www.mufg.jp/
Representative:	Katsunori Nagayasu, President & CEO
For inquiry:	Naoki Muramatsu, General Manager—Financial Planning Division / Financial Accounting Office
TEL (03) 3240-7200
Quarterly securities report issuing date:	February 14, 2011	Trading accounts:	Established
Dividend payment date:	-
Supplemental information for quarterly financial statements:	Available
Quarterly investor meeting presentation:	None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Nine Months ended December 31, 2010

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	million yen	%	million yen	%	million yen	%
Nine months ended
December 31, 2010	3,490,055	(7.5)	836,153	134.9	551,829	154.2
December 31, 2009	3,774,914	(13.2)	356,029	212.5	217,068	—

	Net Income per Common Stock	Diluted Net Income per Common Stock
	yen	yen
Nine months ended
December 31, 2010	38.39	38.30
December 31, 2009	17.47	17.46

(2) Financial Conditions

	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets(*1)	Total Net Assets per Common Stock
	million yen	million yen	%	yen
As of
December 31, 2010	202,642,327	11,272,178	4.5	615.54
March 31, 2010	204,106,939	11,299,459	4.6	612.05

(Reference) Shareholders’ equity as of December 31, 2010: 9,094,701 million yen;    March 31, 2010: 9,305,795 million yen

(*1)	“Net assets attributable to MUFG shareholders to total assets” is computed under the formula shown below

(Total net assets - Subscription rights to shares - Minority interests) / Total assets

(*2)	“Risk-adjusted Capital Ratio” will be disclosed separately in mid-February 2011.

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Fiscal year
ended March 31, 2010	—	6.00	—	6.00	12.00
ending March 31, 2011	—	6.00	—
ending March 31, 2011 (Forecast)				6.00	12.00

(*1)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report: None
(*2)	The information in the above table is only for dividends on common stocks. Please refer to “Dividends on Preferred Stocks” with regard to dividends on other type of (unlisted) stocks issued by us.

3. Earnings Forecasts for the Fiscal Year ending March 31, 2011 (Consolidated)

(*)	Revision of earnings forecasts on the presentation date of this Consolidated Summary Report: None

MUFG has the target of 500.0 billion yen of consolidated net income for the fiscal year ending March 31, 2011. (There are no changes to our earnings targets released on November 15, 2010.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.

4. Other (For more details, please see “Other information” in page 2 of Appendix.)

(1)	Changes in significant subsidiaries during the period: Yes

One company is newly added (MM Partnership)

Note:	This section shows whether or not there is a change in Specified Subsidiaries (“tokutei kogaisha” in Japanese) that led to the change of the consolidation scope during the period.

(2)	Adoption of simplified accounting methods, or utilization of unique accounting methods: Yes

Note:	This section shows the use of any simplified accounting methods, or the use of any peculiar accounting methods for quarterly consolidated financial statements.

(3)	Changes in accounting policies, procedures, presentation rules, etc.

(A)	Changes due to revision of accounting standards: Yes

(B)	Changes due to reasons other than (A): No

Note:	This section shows changes to accounting policies, procedures, presentation rules, etc. that are described in Japanese regulations as “Alterations on significant issues that are the basis of the preparation for quarterly financial accounting statements”.

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:

	Dec. 31, 2010	14,150,894,620 shares	Mar. 31, 2010	14,148,414,920 shares
(B) Treasury stocks:
	Dec. 31, 2010	9,389,478 shares	Mar. 31, 2010	9,781,950 shares
(C) Average outstanding stocks:
		Nine months ended Dec. 31, 2010		14,140,663,470 shares
		Nine months ended Dec. 31, 2009		11,736,827,640 shares

*Disclosure regarding the execution of the quarterly review process

This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s quarterly review procedure which is required by “Financial Instruments and Exchange Act”. Therefore, the quarterly review process has not been completed as of this disclosure in the “Consolidated Summary Report”.

*Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may effect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

(Dividends on preferred stocks)

Dividends per share relating to preferred stocks are as follows:

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock First Series of Class 3
Fiscal year ended March 31, 2010	—	30.00	—	30.00	60.00
Fiscal year ending March 31, 2011

(Note) MUFG repurchased Preferred Stock First Series of Class 3 in April 2010 and cancelled in April 2010.

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock First Series of Class 5
Fiscal year ended March 31, 2010	—	57.50	—	57.50	115.00
Fiscal year ending March 31, 2011	—	57.50	—
Fiscal year ending March 31, 2011 (Forecast)				57.50	115.00

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock Class 11
Fiscal year ended March 31, 2010	—	2.65	—	2.65	5.30
Fiscal year ending March 31, 2011	—	2.65	—
Fiscal year ending March 31, 2011 (Forecast)				2.65	5.30

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Nine Months Ended December 31, 2010”

1

Mitsubishi UFJ Financial Group, Inc.

1. Other Information

(1) Changes in significant subsidiaries

The following is a change in Specified Subsidiaries (“tokutei kogaisha” in Japanese) affecting the scope of consolidation during the period:

Name	Location	Investment Amount	Primary Business	Ownership
MM Partnership	Chiyoda-ku, Tokyo	¥670.6 billion	Holding shares	60%

Note:	MM Partnership is a partnership under the Civil Code of Japan which holds shares of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“MUMSS”) and Morgan Stanley MUFG Securities Co., Ltd. (“MSMS”).

(2) Adoption of simplified accounting methods, or utilization of unique accounting methods

(Simplified accounting methods)

(i)	Depreciation

Depreciation for tangible fixed assets, which are depreciated under the declining-balance method, is computed by proportionally allocating the estimated depreciation for the fiscal year.

(ii)	Allowance for credit losses

Except for claims on “bankrupt borrowers” and “substantially bankrupt borrowers” and claims on “potentially bankrupt borrowers” for which allowances are provided in specific amounts, allowances for credit losses are calculated based on reasonable measures, including the loan loss ratios used for the previous interim period-end settlement.

(iii)	Taxes

Income taxes are calculated in a manner similar to that in which they were calculated in the previous annual period-end settlement. However, immaterial adjustment items and immaterial tax credits are not considered in calculating the taxable income.

(iv)	Collectability of deferred tax assets

The collectability of deferred tax assets is determined based on the earnings forecasts and tax planning used in the previous interim period-end settlement.

(v)	Deferred and accrued accounts

Amounts of certain deferred and accrued accounts are estimated based on reasonable measures.

2

Mitsubishi UFJ Financial Group, Inc.

(3) Changes in accounting policies, procedures, presentation rules, etc.

(i)	Application of “Accounting Standard for Asset Retirement Obligations”

Starting with the first quarter, we have applied “Accounting Standard for Asset Retirement Obligations” (ASBJ Statement No.18 issued on March 31, 2008) and “Guidance on Accounting Standard for Asset Retirement Obligations” (ASBJ Guidance No.21 issued on March 31, 2008).

Following the implementation stated above, “Ordinary Profits” and “Income before income taxes and others” are decreased 1,314 million yen, and 25,817 million yen, respectively.

(ii)	Application of “Accounting Standard for Business Combinations”

Starting with the first quarter, we have applied “Accounting Standard for Business Combinations” (ASBJ Statement No. 21 issued on December 26, 2008), “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No.22 issued on December 26, 2008), “Partial amendments to Accounting Standard for Research and Development Costs” (ASBJ Statement No.23 issued on December 26, 2008), “Revised Accounting Standard for Business Divestitures” (ASBJ Statement No. 7 issued on December 26, 2008), “Revised Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No. 16 issued on December 26, 2008), and “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10 issued on December 26, 2008).

3

Mitsubishi UFJ Financial Group, Inc.

2. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(in millions of yen)
	As of December 31, 2010	As of March 31, 2010
Assets:
Cash and due from banks	6,964,699	7,495,050
Call loans and bills bought	308,801	482,546
Receivables under resale agreements	4,524,452	3,559,309
Receivables under securities borrowing transactions	4,047,234	5,770,044
Monetary claims bought	2,808,602	2,967,002
Trading assets	21,794,413	16,448,683
Money held in trust	360,149	362,789
Securities	65,409,851	63,964,461
Loans and bills discounted	78,302,204	84,880,603
Foreign exchanges	1,133,448	1,051,325
Other assets	7,172,203	6,416,721
Tangible fixed assets	1,334,340	1,357,449
Intangible fixed assets	1,098,472	1,152,606
Deferred tax assets	563,313	646,495
Customers’ liabilities for acceptances and guarantees	7,962,202	8,889,771
Allowance for credit losses	(1,142,063)	(1,337,922)

Total assets	202,642,327	204,106,939

Liabilities:
Deposits	118,758,883	123,891,946
Negotiable certificates of deposit	10,344,122	11,019,571
Call money and bills sold	1,977,952	1,907,366
Payables under repurchase agreements	10,929,162	11,843,211
Payables under securities lending transactions	3,920,370	3,632,170
Commercial papers	113,995	196,929
Trading liabilities	13,140,281	9,894,186
Borrowed money	9,349,512	6,235,917
Foreign exchanges	848,597	704,233
Short-term bonds payable	433,588	480,545
Bonds payable	6,304,570	7,022,868
Due to trust accounts	1,504,555	1,559,765
Other liabilities	5,244,563	4,933,405
Reserve for bonuses	19,250	52,278
Reserve for bonuses to directors	608	751
Reserve for retirement benefits	60,072	61,821
Reserve for retirement benefits to directors	1,451	1,523
Reserve for loyalty award credits	10,422	8,717
Reserve for contingent losses	209,558	239,224
Reserves under special laws	2,231	3,098
Deferred tax liabilities	46,166	39,210
Deferred tax liabilities for land revaluation	188,029	188,963
Acceptances and guarantees	7,962,202	8,889,771

Total liabilities	191,370,148	192,807,479

4

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	As of December 31, 2010	As of March 31, 2010
Net assets:
Capital stock	2,137,476	2,136,582
Capital surplus	2,174,287	2,423,322
Retained earnings	4,767,452	4,405,512
Treasury stock	(6,442)	(6,633)

Total shareholders’ equity	9,072,773	8,958,783

Net unrealized gains (losses) on other securities	207,812	403,490
Net deferred gains (losses) on hedging instruments	56,650	92,402
Land revaluation excess	142,161	142,848
Foreign currency translation adjustments	(353,201)	(254,800)
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	(31,496)	(36,930)

Total valuation and translation adjustments	21,927	347,011

Subscription rights to shares	6,654	6,451
Minority interests	2,170,822	1,987,213

Total net assets	11,272,178	11,299,459

Total liabilities and net assets	202,642,327	204,106,939

5

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income

	(in millions of yen)
	For the nine months ended December 31, 2009	For the nine months ended December 31, 2010
Ordinary income	3,774,914	3,490,055
Interest income	2,180,565	1,890,741
Interest on loans and bills discounted	1,450,599	1,205,785
Interest and dividends on securities	455,848	469,717
Trust fees	76,348	73,794
Fees and commissions	834,643	825,459
Trading income	198,411	172,591
Other business income	319,463	418,145
Other ordinary income	165,482	109,323
Ordinary expenses	3,418,884	2,653,902
Interest expenses	529,565	394,361
Interest on deposits	241,967	160,138
Fees and commissions	117,542	120,015
Other business expenses	272,640	133,938
General and administrative expenses	1,636,501	1,558,439
Other ordinary expenses	862,634	447,147

Ordinary profits	356,029	836,153

Extraordinary gains	72,880	57,362
Gains on disposition of fixed assets	5,400	1,541
Gains on loans written-off	40,682	47,237
Reversal of reserve for contingent liabilities from financial instruments transactions	243	866
Gains on sales of equity securities of subsidiaries	13,828	—
Others	12,725	7,717
Extraordinary losses	63,887	37,508
Losses on disposition of fixed assets	16,749	6,491
Losses on impairment of fixed assets	10,350	5,231
Amortization of goodwill	27,918	—
Loss on adjustment for changes of accounting standard for asset retirement obligations	—	24,437
Others	8,868	1,348

Income before income taxes and others	365,022	856,007

Income taxes—current	73,033	83,488
Refund of income taxes	(17,037)	—
Income taxes—deferred	42,623	194,404

Total taxes	98,619	277,892

Income before minority interests		578,114

Minority interests	49,333	26,285

Net income	217,068	551,829

6

Mitsubishi UFJ Financial Group, Inc.

(3) Notes on Going-Concern Assumption

Not applicable

(4) Notes for Material Changes in Shareholders’ Equity

Not applicable

7

Selected Financial Information

under Japanese GAAP

For the Nine Months Ended December 31, 2010

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1	1

	[ BTMU and MUTB Combined ]*2*3*4

	[ BTMU Non-consolidated ]

	[ MUTB Non-consolidated ]

2. Non Performing Loans Based on the Financial Reconstruction Law	[ BTMU and MUTB Combined including Trust Accounts ]	5

	[ BTMU Non-consolidated ]

	[ MUTB Non-consolidated ]

	[ MUTB Non-consolidated : Trust Accounts ]

3. Securities	[ MUFG Consolidated ]	6

	[ BTMU Non-consolidated ]

	[ MUTB Non-consolidated ]

4. ROE	[ MUFG Consolidated ]	9

5. Average Interest Rate Spread	[ BTMU and MUTB Combined ]	9

6. Loans and Deposits	[ BTMU and MUTB Combined ]	9

7. Statements of Trust Assets and Liabilities	[ MUTB Non-consolidated ]	10

(Reference)

Exposure to “Securitized Products and Related Investments”		11

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2010 (A)	December 31, 2009 (B)
Gross profits	2,732.5	2,689.8	42.6
Gross profits before credit costs for trust accounts	2,732.5	2,689.8	42.6
Net interest income	1,496.4	1,651.1	(154.6)
Trust fees	73.7	76.3	(2.5)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	705.4	717.1	(11.6)
Net trading profits	172.5	198.4	(25.8)
Net other business profits	284.2	46.8	237.3
Net gains (losses) on debt securities	214.1	63.0	151.1
General and administrative expenses	1,511.8	1,564.0	(52.1)
Amortization of goodwill	23.2	24.9	(1.7)
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,243.9	1,150.7	93.1
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,220.6	1,125.8	94.8
Provision for general allowance for credit losses (2)	11.4	(138.0)	149.4
Net business profits*	1,232.1	987.8	244.3
Net non-recurring gains (losses)	(396.0)	(631.7)	235.7
Credit costs (3)	(266.4)	(489.7)	223.3
Losses on loan write-offs	(213.9)	(190.4)	(23.5)
Provision for specific allowance for credit losses	(52.6)	(283.6)	230.9
Other credit costs	0.2	(15.6)	15.9
Net gains (losses) on equity securities	(23.8)	(20.0)	(3.7)
Gains on sales of equity securities	47.2	109.3	(62.1)
Losses on sales of equity securities	(30.0)	(65.2)	35.1
Losses on write-down of equity securities	(41.0)	(64.1)	23.1
Profits (losses) from investments in affiliates	(2.9)	1.1	(4.1)
Other non-recurring gains (losses)	(102.8)	(123.1)	20.3

Ordinary profits	836.1	356.0	480.1

Net extraordinary gains (losses)	19.8	8.9	10.8
Gains on loans written-off (4)	47.2	40.6	6.5
Reversal of allowance for credit losses (5)	—	—	—
Reversal of reserve for contingent losses included in credit costs (6)	6.1	—	6.1
Losses on impairment of fixed assets	(5.2)	(10.3)	5.1
Loss on adjustment for changes of accounting standard for asset retirement obligations	(24.4)	—	(24.4)
Income before income taxes and others	856.0	365.0	490.9
Income taxes-current	83.4	73.0	10.4
Refund of income taxes	—	(17.0)	17.0
Income taxes-deferred	194.4	42.6	151.7
Total taxes	277.8	98.6	179.2
Income before minority interests	578.1	266.4	311.7
Minority interests	26.2	49.3	(23.0)

Net income	551.8	217.0	334.7

Note:

*       Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(5)+(6)	(248.8)	(627.7)	378.9
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)+(6)	(201.5)	(587.1)	385.5

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2010 (A)	December 31, 2009 (B)
Gross profits	1,758.8	1,625.4	133.4
Gross profits before credit costs for trust accounts	1,758.8	1,625.4	133.4
Net interest income	1,039.2	1,108.0	(68.8)
Trust fees	55.6	58.1	(2.4)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	319.8	335.7	(15.9)
Net trading profits	88.1	104.5	(16.4)
Net other business profits	255.9	18.9	237.0
Net gains (losses) on debt securities	206.2	54.6	151.5
General and administrative expenses	883.3	909.0	(25.7)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	875.5	716.3	159.2
Provision for general allowance for credit losses (2)	(1.0)	(2.7)	1.7
Net business profits	874.4	713.5	160.9
Net non-recurring gains (losses)	(184.5)	(448.0)	263.5
Credit costs (3)	(79.1)	(310.9)	231.8
Losses on loan write-offs	(79.1)	(169.4)	90.2
Provision for specific allowance for credit losses	(0.1)	(134.0)	133.9
Other credit costs	0.2	(7.4)	7.6
Net gains (losses) on equity securities	(72.9)	(51.3)	(21.6)
Gains on sales of equity securities	41.5	78.2	(36.6)
Losses on sales of equity securities	(33.7)	(65.2)	31.4
Losses on write-down of equity securities	(80.7)	(64.3)	(16.3)
Other non-recurring gains (losses)	(32.4)	(85.8)	53.3

Ordinary profits	689.9	265.4	424.4

Net extraordinary gains (losses)	11.2	20.2	(8.9)
Gains on loans written-off (4)	27.7	30.8	(3.0)
Reversal of allowance for credit losses (5)	4.2	—	4.2
Reversal of reserve for contingent losses included in credit costs (6)	3.8	—	3.8
Losses on impairment of fixed assets	(3.1)	(6.0)	2.9
Loss on adjustment for changes of accounting standard for asset retirement obligations	(16.7)	—	(16.7)
Income before income taxes	701.2	285.6	415.5
Income taxes-current	36.5	31.4	5.0
Refund of income taxes	—	(9.8)	9.8
Income taxes-deferred	168.3	35.2	133.0
Total taxes	204.8	56.7	148.0

Net income	496.3	228.9	267.4

(Reference)
Total credit costs (1)+(2)+(3)+(5)+(6)	(72.0)	(313.7)	241.6
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)+(6)	(44.2)	(282.8)	238.6

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2010 (A)	December 31, 2009 (B)
Gross profits	1,498.4	1,391.2	107.2
Net interest income	915.9	983.0	(67.0)
Net fees and commissions	262.3	281.0	(18.6)
Net trading profits	81.2	93.5	(12.2)
Net other business profits	238.8	33.5	205.2
Net gains (losses) on debt securities	190.6	65.9	124.6
General and administrative expenses	743.2	761.5	(18.3)
Net business profits before provision for general allowance for credit losses	755.2	629.6	125.5
Provision for general allowance for credit losses (1)	(1.0)	(7.4)	6.4
Net business profits	754.1	622.1	132.0
Net non-recurring gains (losses)	(163.4)	(410.4)	247.0
Credit costs (2)	(78.5)	(292.1)	213.5
Losses on loan write-offs	(78.5)	(167.5)	88.9
Provision for specific allowance for credit losses	(0.1)	(117.4)	117.3
Other credit costs	0.1	(7.1)	7.2
Net gains (losses) on equity securities	(60.8)	(49.6)	(11.2)
Gains on sales of equity securities	36.9	66.7	(29.7)
Losses on sales of equity securities	(27.8)	(64.8)	36.9
Losses on write-down of equity securities	(69.8)	(51.4)	(18.4)
Other non-recurring gains (losses)	(24.0)	(68.6)	44.6

Ordinary profits	590.7	211.6	379.0

Net extraordinary gains (losses)	7.5	20.9	(13.4)
Gains on loans written-off (3)	26.8	29.0	(2.2)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	3.2	—	3.2
Net gains (losses) on disposition of fixed assets	(4.3)	(9.7)	5.4
Losses on impairment of fixed assets	(2.9)	(3.5)	0.6
Loss on adjustment for changes of accounting standard for asset retirement obligations	(15.2)	—	(15.2)
Income before income taxes	598.2	232.6	365.6
Income taxes-current	31.8	30.7	1.0
Refund of income taxes	—	(9.8)	9.8
Income taxes-deferred	136.2	25.2	111.0
Total taxes	168.0	46.0	122.0

Net income	430.1	186.5	243.6

(Reference)
Total credit costs (1)+(2)+(4)+(5)	(76.3)	(299.6)	223.2
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	(49.5)	(270.6)	221.0

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2010 (A)	December 31, 2009 (B)
Gross profits	260.4	234.1	26.2
Gross profits before credit costs for trust accounts	260.4	234.1	26.2
Trust fees	55.6	58.1	(2.4)
Credit costs for trust accounts (1)	—	—	—
Net interest income	123.2	125.0	(1.7)
Net fees and commissions	57.4	54.7	2.7
Net trading profits	6.8	10.9	(4.1)
Net other business profits	17.1	(14.6)	31.8
Net gains (losses) on debt securities	15.6	(11.3)	26.9
General and administrative expenses	140.1	147.5	(7.4)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	120.3	86.6	33.6
Provision for general allowance for credit losses (2)	—	4.7	(4.7)
Net business profits	120.3	91.3	28.9
Net non-recurring gains (losses)	(21.1)	(37.5)	16.4
Credit costs (3)	(0.5)	(18.7)	18.2
Losses on loan write-offs	(0.6)	(1.9)	1.2
Provision for specific allowance for credit losses	—	(16.6)	16.6
Other credit costs	0.1	(0.2)	0.3
Net gains (losses) on equity securities	(12.0)	(1.6)	(10.4)
Gains on sales of equity securities	4.6	11.5	(6.8)
Losses on sales of equity securities	(5.9)	(0.3)	(5.5)
Losses on write-down of equity securities	(10.8)	(12.8)	2.0
Other non-recurring gains (losses)	(8.4)	(17.1)	8.6

Ordinary profits	99.2	53.8	45.3

Net extraordinary gains (losses)	3.7	(0.7)	4.4
Gains on loans written-off (4)	0.9	1.8	(0.8)
Reversal of allowance for credit losses (5)	4.2	—	4.2
Reversal of reserve for contingent losses included in credit costs (6)	0.6	—	0.6
Losses on impairment of fixed assets	(0.2)	(2.4)	2.2
Loss on adjustment for changes of accounting standard for asset retirement obligations	(1.4)	—	(1.4)
Income before income taxes	102.9	53.0	49.8
Income taxes-current	4.7	0.7	4.0
Income taxes-deferred	32.0	10.0	22.0
Total taxes	36.7	10.7	26.0

Net income	66.1	42.3	23.8

(Reference)
Total credit costs (1)+(2)+(3)+(5)+(6)	4.3	(14.0)	18.4
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)+(6)	5.3	(12.2)	17.5

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law

BTMU and MUTB Combined including Trust Accounts

	(in billions of yen)
	As of December 31, 2010	As of March 31, 2010
Bankrupt or De facto Bankrupt	132.4	194.2
Doubtful	731.1	845.0
Special Attention	501.2	309.5

Non Performing Loans	1,364.8	1,348.7

Total loans	82,784.1	89,618.5

Non Performing Loans / Total loans	1.64%	1.50%

BTMU Non-consolidated
	(in billions of yen)
	As of December 31, 2010	As of March 31, 2010
Bankrupt or De facto Bankrupt	128.2	183.0
Doubtful	692.6	782.8
Special Attention	489.0	290.1

Non Performing Loans	1,309.9	1,255.9

Total loans	72,079.6	79,032.4

Non Performing Loans / Total loans	1.81%	1.58%

MUTB Non-consolidated
	(in billions of yen)
	As of December 31, 2010	As of March 31, 2010
Bankrupt or De facto Bankrupt	4.1	11.0
Doubtful	38.3	62.0
Special Attention	11.4	18.6

Non Performing Loans	53.9	91.8

Total loans	10,588.5	10,461.0

Non Performing Loans / Total loans	0.50%	0.87%

MUTB Non-consolidated: Trust Accounts
	(in billions of yen)
	As of December 31, 2010	As of March 31, 2010
Bankrupt or De facto Bankrupt	0.1	0.1
Doubtful	0.0	0.1
Special Attention	0.7	0.7

Non Performing Loans	1.0	1.0

Total loans	115.9	125.1

Non Performing Loans / Total loans	0.88%	0.80%

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in billions of yen)
	As of December 31, 2010		As of March 31, 2010
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Debt securities being held to maturity	3,221.4	53.7	3,417.7	82.7

	(in billions of yen)
	As of December 31, 2010		As of March 31, 2010
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Other securities	61,620.3	511.4	60,406.3	812.7
Domestic equity securities	3,729.4	330.8	4,277.3	681.7
Domestic bonds	44,248.6	140.9	43,376.6	117.1
Other	13,642.2	39.6	12,752.3	13.8
Foreign equity securities	269.1	71.7	282.5	73.5
Foreign bonds	11,549.2	41.2	10,702.5	77.2
Other	1,823.8	(73.4)	1,767.1	(137.0)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in billions of yen)
	As of December 31, 2010		As of March 31, 2010
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	1,122.0	28.4	1,289.6	39.1
Stocks of subsidiaries and affiliates	125.7	(24.8)	155.7	(32.1)

	(in billions of yen)
	As of December 31, 2010		As of March 31, 2010
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Other securities	51,772.0	296.3	49,791.9	517.8
Domestic equity securities	2,914.5	109.8	3,366.5	385.6
Domestic bonds	40,592.7	125.9	39,374.1	104.3
Other	8,264.7	60.6	7,051.2	27.7
Foreign equity securities	160.9	64.2	152.1	54.5
Foreign bonds	6,764.4	2.8	5,669.3	45.6
Other	1,339.3	(6.4)	1,229.7	(72.3)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary rights to the trusts in “Monetary claims bought” in addition to “Securities”.

	(in billions of yen)
	As of December 31, 2010		As of March 31, 2010
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	1,748.3	12.2	1,555.8	22.3
Stocks of subsidiaries and affiliates	40.3	11.2	40.3	(2.4)

	(in billions of yen)
	As of December 31, 2010		As of March 31, 2010
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Other securities	7,405.6	45.7	7,787.2	123.3
Domestic equity securities	763.7	86.4	872.1	146.3
Domestic bonds	3,228.4	15.2	3,620.3	15.9
Other	3,413.4	(55.9)	3,294.7	(38.9)
Foreign equity securities	1.7	0.2	1.1	0.3
Foreign bonds	2,980.2	0.4	2,806.3	26.9
Other	431.4	(56.6)	487.2	(66.2)

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the nine months ended December 31, 2010	For the nine months ended December 31, 2009
ROE*	8.75	3.63

Note:
* ROE is computed as follows:

Net income × 4/3 - Equivalent of annual dividends on nonconvertible preferred stocks	×100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred stocks at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred stocks at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

5. Average Interest Rate Spread

BTMU and MUTB Combined

(Domestic business segment)

	(percentage per annum)
	For the nine months ended December 31, 2010	For the nine months ended December 31, 2009
Average interest rate on loans and bills discounted	1.42	1.54
Average interest rate on deposits and NCD	0.12	0.20
Interest rate spread	1.30	1.33

6. Loans and Deposits

BTMU and MUTB Combined

	(in billions of yen)
	As of December 31, 2010	As of March 31, 2010
Deposits (ending balance)	112,567.2	116,488.2
Deposits (average balance)	113,417.8	112,351.7
Loans (ending balance)	73,464.5	79,364.3
Loans (average balance)	74,828.5	80,939.4

	(in billions of yen)
	As of December 31, 2010	As of March 31, 2010
Domestic deposits (ending balance)*	104,019.9	107,597.8
Individuals	64,428.9	63,045.3

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

MUTB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in billions of yen)	As of December 31, 2010	As of March 31, 2010
Assets:
Loans and bills discounted	146.0	155.3
Securities	48,796.5	48,250.7
Beneficiary rights to the trust	30,240.7	30,253.8
Securities held in custody accounts	1,329.3	1,191.4
Monetary claims	11,098.0	10,182.8
Tangible fixed assets	8,876.4	8,965.9
Intangible fixed assets	131.5	133.6
Other claims	2,419.9	1,881.2
Call loans	1,145.1	1,060.2
Due from banking account	1,504.5	1,559.3
Cash and due from banks	1,774.7	1,626.0

Total	107,463.1	105,260.6

Liabilities:
Money trusts	17,057.5	16,807.8
Pension trusts	11,694.8	12,167.4
Property formation benefit trusts	12.9	12.8
Loan trusts	—	42.6
Investment trusts	29,451.9	28,281.5
Money entrusted other than money trusts	2,120.6	2,121.7
Securities trusts	1,522.6	1,281.4
Monetary claim trusts	11,568.4	10,577.5
Equipment trusts	42.7	36.0
Land and fixtures trusts	93.7	93.4
Composite trusts	33,897.6	33,838.1

Total	107,463.1	105,260.6

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of December 31, 2010 is outlined below. (Figures are on a managerial basis and rounded off.)

[Balance, net unrealized gains (losses), realized gains]

•

The balance as of the end of December 2010 decreased to ¥1.40 trillion in total, a decrease of ¥0.34 trillion compared with the balance as of the end of March 2010, mainly due to sales of securitized products, which have risks of being downgraded or deteriorated, and redemptions.

•	Net unrealized losses were ¥72 billion, improved by ¥53 billion compared to the end of March 2010.

•	The effect on the P/L for the nine months ended December 31, 2010 was a gain of ¥2 billion as a result of market recovery.

		(¥bn)
						of which securities being held to maturity[2]
		Balance[1]	Change from end of March 2010	Net unrealized gains (losses)	Change from end of March 2010	Balance	Net unrealized gains (losses)
1	RMBS	85	5	10	7	0	0
2	Sub-prime RMBS	16	(6)	9	3	0	0
3	CMBS	17	(6)	(2)	0	0	0
4	CLOs	1,204	(320)	(77)	43	1,011	(77)
5	Other securitized products (card, etc.)	91	(14)	(4)	2	24	(1)
6	CDOs	4	(4)	0	0	0	0
7	Sub-prime ABS CDOs	0	0	0	0	0	0

8	Total	1,401	(340)	(72)	53	1,034	(77)

1.	Balance is the amount after impairment and before deducting net unrealized losses.

The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.

2.	Following the publication of “Tentative Solution on Reclassification of Debt Securities” (Practical Issue Task Force No. 26, The Accounting Standards Board of Japan, December 5, 2008), some of our securitized products were reclassified into “securities being held to maturity” from “securities available for sale” at and after the end of January 2009. The balance and net unrealized gains (losses) of the securities being held to maturity in the above table are based on book value before reclassification.

[Distribution by rating]

•	AAA-rated products account for 28% of our investments in securitized products, a decrease of 5% compared with the end of March 2010, mainly due to downgrades in credit ratings of certain CLOs.

•	AAA and AA-rated products account for 81% of our investments in securitized products.

		(¥bn)
		AAA	AA	A	BBB	BB or lower	Unrated	Total
9	RMBS	33	8	13	3	8	21	85
10	Sub-prime RMBS	7	1	0	1	7	0	16
11	CMBS	6	2	2	1	6	0	17
12	CLOs	296	709	71	57	71	0	1,204
13	Other securitized products (card, etc.)	51	19	5	9	6	1	91
14	CDOs	1	2	0	0	1	0	4
15	Sub-prime ABS CDOs	0	0	0	0	0	0	0

16	Total	387	740	90	70	93	22	1,401

17	Percentage of total	28%	53%	6%	5%	7%	2%	100%

18	Percentage of total (End of March 2010)	33%	46%	7%	7%	7%	0%	100%

Mitsubishi UFJ Financial Group, Inc.

[Credit exposure related to leveraged loan]

•	We are not engaged in origination or distribution of securitized products of leveraged loans, and therefore, there is no balance of leveraged loans for securitization.

•	The following table shows the balances of LBO loans as of the end of December 2010.

		(¥bn)
		Americas	Europe	Asia	Japan	Total	Change from end of March 2010
1	LBO Loan[3] (Balance on a commitment basis)	28	100	20	186	334	(149)
2	Balance on a booking basis	14	89	18	171	292	(126)

3. Includes balance after refinancing. (Figures are rounded off.)

[Special Purpose Entities (SPEs)]

•	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

•	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of December 2010 was ¥3.50 trillion (¥0.88 trillion overseas).

•	The purchased assets are mainly receivables and they do not include residential mortgages.

<Terminology>

RMBS	:	Asset-backed securities collateralized by residential mortgages
CMBS	:	Asset-backed securities collateralized by commercial mortgages
CLOs	:	Collateralized debt obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	:	Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	:	Collateralized debt obligations backed by asset backed securities
LBO Loans	:	Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	:	Commercial papers issued by a Special Purpose Company (SPC) collateralized by receivables